UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

(Check one): ☐Form 10-K ☐Form 20-F ☐Form 11 -K ☒ Form 10-Q ☐Form 10-D ☐Form N-SAR ☐Form N-CSR
For Period Ended:	March 31, 2006
☐Transition Report on Form 10-K ☐Transition Report on Form 20-F ☐Transition Report on Form 11-K ☐Transition Report on Form 10-Q ☐Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Biopharmaceuticals Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

Suite 1601, Building A, Jinshan Tower No. 8, Shan Xi Road
Address of Principal Executive Office (Street and Number)

Nanjing, Jiangsu Province, People's Republic of China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE The registrant is in the review process with its auditors. The registrant anticipates filing within the five-day extension period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed) PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification
Chris Peng Mao	011-86	25-8320-5758
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒  No☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant's revenue increased significantly in the three months ended March 31, 2006 as compared to the corresponding period for year 2005. Such increases are mainly due to the acquisitions made by the Registrant in year 2005 as disclosed in its various reports filed with the Securities and Exchange Commission by the Registrant.

China Biopharmaceutical Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
___________________________	___________________________

Dated: May 15, 2006
/s/ Chris Peng Mao
________________________
By: Chris Peng Mao
Chief Executive Officer